Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH IFRS.

Sep 30, 2008
(in € m.)
Debt (1), (2):
Long-term debt	135,051
Trust preferred securities	9,728
Long-term debt at fair value through profit or loss	38,841

Total debt	183,620

Shareholders’ equity:
Common shares (no par value)	1,461
Additional paid-in capital	17,608
Retained earnings	23,926
Common shares in treasury, at cost	(2,425)
Equity classified as obligation to purchase common shares	(2,699)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(512)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(74)
Foreign currency translation, net of tax	(2,497)

Total shareholders’ equity	34,788

Minority interest	1,840

Total equity	36,628

Total capitalization	220,248

[1]	No third party has guaranteed any of our debt.

[2]	€ 7,937 million (4%) of our debt was secured as of September 30, 2008.